40-33

811-21114

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

[redacted]

09005186

November 25, 2009

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

BY HAND

SEC
Mail Processing
Section
NOV 25 2009 12:58
Washington, DC
120

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Annunziato v. ProShares Trust et al.*, No. 09 Civ. 9593 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Robert A Skinner

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

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W000003820

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ROBERT ANNUNZIATO, Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARES ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSEL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER Defendants.	Civil No.: 09 CIV 9593 **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, Robert Annunziato, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United Sates Government and Securities and Exchange Commission (the "SEC"), press releases, marketing materials and other public statements made by Defendants, reports and interviews published in the media and of public record, warnings issued by the SEC and other regulatory agencies and other information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired share in the ProShares UltraShort Dow30 Fund (the "DXD Fund"), an exchange traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or

traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the DXD Fund's shares (the "Class"). Plaintiff is seeking to pursue remedies under Section 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the DXD Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as in the New York Stock Exchange.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the DXD Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs; overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark -- such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance -- of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designated to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The DXD Fund is one of ProShares' UltraShort ETFs.

8. The DXD Fund seeks twice (200%) the inverse (opposite) of the daily performance of the Dow Jones Industrial Average ("DJIA"). The DXD Fund is mandated to take positions in securities and/or financial instruments that, in combination, before fees and

expenses, should have similar daily return characteristics at +200% of the inverse of the daily return of the DJIA.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the DXD Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the DXD Fund would deliver double the inverse of the return of the DJIA.

11. The DJIA fell approximately 34 percent from January 2, 2008 through December 31, 2008, and investors were mislead that the DXD Fund should have appreciated by 68 percent during this period. However, the DXD Fund rose approximately only seven percent during this period.

12. Likewise, in 2009, through July 30, 2009, the DJIA increased approximately 4 percent. Rather than decrease approximately 8 percent (double the inverse), the DXD Fund fell approximately 24 percent.

13. ProShares does not market the DXD Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

14. ProShares' Registration Statement provides hypothetical example of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the DXD Fund may be used for intermediate or long-term investing.

15. The Registration Statement did not explain that, notwithstanding the investment objective of the DXD Fund, and the purpose of ProShares' UltraShort ETFs, the DXD Fund would -- to a mathematical certainty -- cause enormous losses versus its stated goal if used for long-term investing. The enormous losses are accelerated when the market becomes more volatile.

16. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

17. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

18. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

19. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

20. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer period of time—over weeks or months or years— can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

21. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly form the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

22. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term horizon should carefully consider whether these ETFs are appropriate for their

portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the Index showed again."

23. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered losses.

JURISDICTION AND VENUE

24. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§ 77k and 77o].

25. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

26. Venue is proper in the District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the DXD Fund trade in this District on the New York Stock Exchange ("NYSE") Arca.

27. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

28. Plaintiff Robert Annunziato purchased shares of the DXD Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

29. Defendant ProShares Trust, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on Mary 29, 2002. ProShares is registered with the SEC as an open-management investment company under the 1940 Act.

ProShares has a portfolio of ETFs, the shares of which are all currently listed on the NYSE Arca. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on continuous basis at net asset value ("NAV") in large, with specified numbers of shares called "Creation Units." A Creation Unit is typically comprised of 50,000 or 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

30. Defendant ProShares Advisors LLC ("ProShares Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the DXD Fund. ProShares Advisors provides investment advice and management services to ProShares and its ETFs, including the DXD Fund. ProShare Advisors oversees the investment and reinvestment of the assets in DXD Fund. ProShares Advisors is owned by Defendant Michael L. Sapir ("Sapir"), Defendant Louis M. Mayberg ("Mayberg") and William E. Seale.

31. Defendants SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal and underwriter for the DXD Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the DXD Fund to broker/dealers and, ultimately, shareholders.

32. Defendant Sapir, an interested trustee ProShares, has been the Chairman and Chief Executive Officer of ProShares Advisors since its inception.

33. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

34. Defendant Russell S. Reynolds, III ("Reynolds') is a non-interested trustee of ProShares.

35. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares.

36. Defendant Simon D. Collier ("Collier") was ProShares' Treasurer From June 2006 through November 2008.

37. The Defendants enumerated in paragraphs 32 through 36 are referred to herein as the "Individual Defendants."

38. The Individual Defendants, in their respective roles, controlled the operations of the DXD Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the DXD Fund. The officers of ProShares are responsible for the day-to-day operations of the DXD Fund.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the DXD Fund pursuant or traceable to the Trust's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are at least thousands of members in the proposed Class.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experience in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

44. Among the questions of law and fact common and the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations, and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measures of damages.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

46. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it possible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

47. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by an authorized participant, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (75,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Unites with cash. Instead, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that compromise the portfolio instead of cash.

48. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

49. Non-traditional, or leveraged ETFs—sometimes referred to as "exotic" ETFs—are a newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still other are linked to commodities of currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

50. Some non-traditional ETFs, such as the DXD Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivatives instruments.

51. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes form 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

SUBSTANTIVE ALLEGATIONS

A. The DXD Fund

52. The Registration Statement stated that the DXD Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones Industrial Average Index

53. The DJIA fell approximately 34 percent from January 2, 2008 through December 31, 2008, and investors were mislead that the DXD Fund should have appreciated by 68 percent during this period. However, the DXD Fund rose approximately only seven percent during this period.

54. Likewise, in 2009, through July 30, 2009, the DJIA increased approximately 4 percent. Rather than decrease approximately 8 percent (double the inverse), the DXD Fund fell approximately 24 percent.

55. The Registration Statement omitted that holding shares of the DXD Fund for any period more than a day will -- to a mathematical certainty -- not track the market. Indeed, holding shares over a long-period to time will lead to enormous losses.

56. Class members did not view ETFs as day trading investment vehicles and did not day trade the DXD Fund. In fact, it is virtually economically impossible for all DXD Fund purchasers to sell out of their positions at the end of one day.

B. The False and Misleading Registration Statement

57. On or about June 16, 2006, ProShares filed the Registration Statement, which was continually updated. The June 16, 2006 Registration Statement was signed by Defendant Mayberg.

58. A prospectus filed on September 28, 2007, stated, in pertinent part:

> **Investment Objective**
>
> UltraShort Dow30 ProShares seeks daily investment results, before fees and expenses that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones Industrial Average (DJIA).
>
> If UltraShort Dow30 ProShares is successful in meeting its objective, its value (before fees and expenses) should gain approximately twice as much, on a percentage basis, as any decrease in the DJIA when the DJIA declines on any given day. Conversely, its value (before fees and expenses) should lose approximately twice as much, on a percentage basis, as any increase in the DJIA when the DJIA rises on a given day.
>
> **Principal Investment Strategies**
>
> The Fund's principal investment strategies include:
>
> - Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as

twice (200%) the inverse performance of the DJIA. Information about the Index can be found on page 12.

- Employing leveraged investment techniques in seeking its investment objective.
- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

59. The September 28, 2007 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the DXD Fund for more than one day would inevitably lead to swift and radical losses:

Principal Risks

The Fund is subject to the following principal risks:

- Aggressive Investment Technique Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, and Non-diversification Risk.

60. The statements in paragraphs 58 and 59 were false and/or misleading because they failed to disclose:

- Performance of the DXD Fund would inevitably diverge from the inverse of the performance of the DJIA —i.e., the overwhelming probability, if not certainty, of spectacular tracking error;
- The DXD Fund's stated daily performance objectives could not be achieved in the intermediate or long term;
- The severe consequences of market volatility on the DXD Fund's investment objective and performance; and
- The severe consequences of inherent path dependency in periods of market volatility of the DXD Fund's performance.

61. Furthermore, the September 28, 2007 prospectus provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the DXD Fund may be used for intermediate or long-term investing.

Statement by FINRA & Others

62. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sale materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representative from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firm regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

63. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of those products to unsophisticated retail and investors is very much on FINRA's radar screen."

64. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis–but with the effects of compounding over a longer time frame, results differ significantly. In spit of this admonishment, Defendant

Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

65. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]since 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

66. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. halted sales of its non-traditional, leveraged ETFs, such as the DXD Fund, and called ETFs like the DXD Fund "one of the most misunderstood and potentially dangerous types of ETFs."

67. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell any underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs seek more than twice the long and short performance on their target index.. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

68. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up for Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors,

its is extremely important to understand that, for holding periods longer than a day, these funds may hot give you the returns you may be expecting .... Proceeds with extreme caution."

69. The statements in the Registration Statement are misleading and the risk disclosures do not come to this "[p]roceed with extreme caution" level of clarity.

COUNT I

VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS

70. This Count is brought pursuant to Section 11 of the 1033 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.,

71. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all Defendants.

72. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

73. Plaintiff and the Class all purchased shares of the DXD Fund issued pursuant and/or traceable to the Registration Statement.

74. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that

there was not any omission of material fact necessary to make the statements made therein not misleading.

75. As signatories or authorizers of the Registration Statement, directors, officers of the DXD Fund of controlling persons of the issuer, the Defendants owed the purchasers of DXD shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

76. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for DXD shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof. Plaintiff and the Class all purchased DXD issued pursuant and/or traceable to the Registration Statement.

77. Plaintiff and other members of the Class purchased or otherwise acquired their DXD shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

78. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

79. Plaintiff and other members of the Class purchased or otherwise acquired their DXD Fund shares without knowledge of the untruths or omissions alleged herein.

COUNT II

VIOLATIONS OF § 15 OF THE SECURITIES ACT AGAINST THE INDIVIDUAL DEFENDANTS

80. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

81. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibilities of overseeing its overseeing. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

82. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the DXD Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure.

B. Awarding damages in favor of Plaintiff and the other members of the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in the action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

Dated: November 17, 2009

Respectfully submitted,

STULL, STULL & BRODY

By: ______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
James E. Lahm (JL-0242)
6 East 45th Street
New York, New York 10017
Tel: (212) 687-7230
Fax: (212) 490-2022

WEISS & LURIE
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiffs

PLAINTIFF CERTIFICATION

Robert Annunziato ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any shares of the UltraShort Dow30 Fund (the "DXD Fund") offered by ProShares Trust ("ProShares" or the "Trust") at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff and/or representative party on behalf of a class, including providing testimony at deposition and trial if necessary.

4. All of Plaintiff's purchases and/or sales of the DXD Fund which are the subject of the complaint are set forth on the separate page annexed as Appendix A to this document.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 12 day of November, 2009

Robert Annunziato

Signature

Appendix A

UltraShort Dow30 Fund (NYSE: DXD)

TRADE DATE	SECURITY/SYMBOL	QUANTITY	PRICE PER SHARE	PURCHASE / SALE
11-20-08	DXD	30	$92.37	Purchase
11-20-08	DXD	30	$90.73	Purchase

Please list additional transactions, if any, on a separate sheet of paper if necessary.

1174610